Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 4, 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

RE:	KINETICS MUTUAL FUNDS, INC. (the “Company”)
Securities Act Registration No: 333-78275
Investment Company Act Registration No: 811-09303
The Kinetics Tactical Paradigm Fund (S000027305)

Dear Ms. Stirling:

On behalf of the Company, this correspondence is being filed in response to your oral comments and suggestions provided by telephone on February 8, 2011, regarding the Company’s Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on Schedule 14A on February 1, 2011 (the “Proxy Statement”), relating to its series, the Kinetics Tactical Paradigm Fund (the “Fund”).

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface below, immediately followed by the Company’s responses.

1.
Staff Comment:  On page 5 of the proxy materials, under the Common Questions About the Proposed Liquidation heading, the Fund states that it will stop taking new subscriptions on a specified date and then liquidate on March 23, 2011.  Please advise on what steps will be taken to inform new subscribers of the planned liquidation.

Response:  The Company will file a supplement to the Fund’s prospectus advising shareholders of the planned liquidation.

2.	Staff Comment: Please advise what expenses will be folded into liquidation costs.

Response:  The Company responds by noting the expenses that are derived directly from the liquidation of the Fund, including associated legal, filing, printing and mailing costs, and any fund closing costs charged by the service providers will be rolled into the liquidation costs.  Kinetics Asset Management, Inc. (the “Adviser”) will cover these costs as stated on page 5 of the Plan of Liquidation.

3.	Staff Comment: Please advise whether any money remains owed by the Fund to the Advisor.

Response:  The Company responds by noting that the Advisor is responsible for the expense reimbursement due to the Fund for any expenses that exceed the voluntary expense cap.  The money owed to the Adviser will be netted against the money the Adviser owes the Fund.  It is expected that the Adviser will owe more money to the Fund than the Fund will owe the Adviser.

4.	Staff Comment: Please advise whether FAS-5 will be used in accounting for the liquidation.

Response:  The Company responds that it is unaware of any loss contingencies relating to the Fund at this time.  The intent is to have the expenses accrued sufficiently at the time of the liquidation.  Any shortfall in the accruals will be covered by the Adviser.

5.
Staff Comment:  On page 4 and elsewhere in the proxy materials, the Fund states that the Advisor has recommended the liquidation due to the fact the Fund “has not been able to maintain an economically viable structure and performance.”  Please revise using plain-English terminology.

Response:  The Company responds by revising this statement to read:  “has not been able to attract sufficient investors to make the Fund an economically viable investment product.”

6.
Staff Comment:  On page 8 of the proxy materials, the Fund states that a Liquidation Distribution to an IRA will not be taxable for federal income tax purposes, if the distribution remains in the IRA.  Please revise this disclosure to clarify its meaning.

Response:  The Company responds by revising this statement to read: “An Individual Retirement Account (an "IRA") is not taxable on investment income and gain from the Fund (assuming that the IRA did not incur debt to finance its investment in the Fund).  Accordingly, the receipt of a Liquidating Distribution will not be a taxable event for such an IRA.  An IRA beneficiary will be taxable, however, if the IRA distributes the Liquidating Distribution amount to the beneficiary rather than reinvesting that amount in one or more other funds or other investments.”  This paragraph will then be moved to page 7 before the language suggesting that shareholders consult with their tax advisers.

As requested by the Staff, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Materials.  The Registrant further acknowledges that Staff comments or changes to disclosure in response to Staff comments on the Proxy Materials may not foreclose the Commission from taking any action with respect to the Proxy Materials.  The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

If you have any questions regarding the enclosed, please do not hesitate to contact Adam R Henkel, Esq. at (414) 765-5598.

Very truly yours,

/s/ Adam R. Henkel

Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC

cc:           Drinker Biddle & Reath LLP